NR07-11

April 26, 2007

Drilling commences at the former Incahuasi Gold Mine, NW Argentina Trenching cuts 14 metres @ 6.9 g/t gold

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that a 2,750 metre, fourteen borehole, diamond drilling program has commenced on its 100% owned Incahuasi Sediment Hosted Vein (SHV) Gold property, Catamarca Province, NW Argentina.  Recent trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35  g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values ranging from below detection limit to 5.22 g/t gold and averaged 0.28 g/t gold.

Incahuasi Drill Program

The diamond drill program is designed to test the Incahuasi property for its potential to host a significant gold deposit and will focus on the down dip extension of the high grade mine workings and the northern extension of the former mine workings as well as an initial test of the Western Vein Group (Figure 1).

Examination of all available historic grade control data indicates that gold grade increases at depth from an average ‘run-of-mine’ of approximately 10 g/t gold in Levels I to III to 10 to 20 g/t gold in Level IV, and, finally, to +20 g/t gold in Levels V & VI.  Based on a structural section reconstruction, the principal mined fault zone is interpreted to extend an additional 600 – 800 metres down-dip and represents a highly attractive target.

The principal mined fault zone has a recognized surficial and sub-surface strike length of approximately 850 metres and has a true thickness varying from 10-30 metres and averaging approximately 13 metres wide.  It was mined from surface to 130 metres depth when mining apparently ceased in ore grade material due to flooding on Levels V and VI.  Quartz vein density through the accessible, upper-portions of the main fault zone is typically 5-10%, but locally reaches 30-50% over intervals up to 10 metres wide.

The property has been historically mined since pre-Hispanic times, followed by the Jesuits until 1777.  In 1810 Isasmendi de Salta formed a mining company and continued to develop the gold bearing quartz vein system.  It is estimated that approximately 60,000 tons of ore was extracted before water was encountered at a depth of approximately 50 metres.  The last company actively mining at the Incahuasi was La Nueva Compania Minera Incahuasi from 1936-1954.  According to published reports, this company mined the main shear zone and had a 40 t/d mill installed processing an average grade of 14.21 g/t gold with bonanza grades of up to 300 g/t gold present.  Sampling of surficial dumps and outcropping mineralization by Cardero has confirmed these values (see May 17, 2006 news release for details).

Geologically, the former gold mine is characterized by multiple generations of gold-bearing quartz veins.  Detailed mapping indicates that the exposed gold system measures approximately 1.5 kilometres by 4 kilometres, with the most intensely altered zone centered over the main deposit area, which remains open to both the north and south.  This zone is characterized by a sericite-pyrite-iron carbonate assemblage associated with intense gold bearing quartz veining over a 340 metre by 1,200 metre area within a faulted and sheared anticline.  Furthermore, the San Antonito gold prospect (values up to 60 g/t gold over 2 metres) is located 16 kilometres south and along strike from Incahuasi, illustrating the prospective nature of the gold-bearing regional structure.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President, Business Development and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work program at Incahuasi was designed and is supervised by Michael Henrichsen, P.Geo., the Company’s Project Manager, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Western Vein Group results are reported using a 0.1 g/t cut-off and 3 meters internal dilution.

Figure 1: Location of proposed Incahuasi boreholes

About Cardero Resource Corp.

Cardero is an aggressive, well financed mineral exploration company that is currently exploring projects in Mexico, Peru, and Argentina.  The Company is actively evaluating new gold, copper and iron projects for acquisition, and continues to maintain an active pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the cost, timing and results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Incahuasi project, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth or the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.